

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

December 6, 2022

John Leenerts
Director and Vice President
Inland Mid-Continent Corporation
2702 East 72nd Street
Tulsa, OK 74136

> **Re: Inland Mid-Continent Corporation**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed November 15, 2022**
> **File No. 024-11837**

Dear John Leenerts:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 18, 2022 letter.

Amendment No. 1 to Form 1-A

Risk Factors
Risks Related to the Company's Business - Oil and Gas, page 5

1. We have reviewed your response to prior comment 1 but note two inconsistent uses of the term "possible."

   On pages 5 your disclosure states, "The Company intends on using the Proceeds of this Offering to drill wells that are classified as <u>Possible</u>" as that term is defined in Part 4-10(17) of Regulation S-X."

   On page 12 your disclosure states, "Since 2013, the Management of the Company has acquired mineral leases under Inland Oil & Gas Company, with the intent of tying-up as many mineral leases in the identified <u>Possible</u> producing areas as possible."

The categorization of your undrilled wells and project areas as "Possible" appears to be inconsistent with the technical and commercial requirements in Rule 4-10(a)(17) and (a)(26) of Regulation S-X. Please revise your disclosure or tell us why a revision is not necessary.

<u>Dilution, page 7</u>

2.      We note your response to prior comment 1 that in the event you may engage in other future equity raises in which case the investor's proportionate ownership will be diluted. Please revise your disclosure to also discuss the dilutionary effects to the investors who purchase the shares in this offering.  For guidance, see Item 4 to Form 1-A.

<u>Plan of Distribution, page 8</u>

3.      In your response to prior comment 3 you provide that Rialto may receive up to $400,000 in connection with the offering, a maximum of $160,000 for 8% of Investor Outreach for up to $2,000,000 sold, and $240,000 for the 3% of success for the remaining $8,000,000. However, in your Commitments and Contingencies you state Rialto may receive up to $470,000, which includes $160,000 for the 8% on Investor Outreach, and "$300,000 for 3% of Success." Please revise your disclosure or advise on this discrepancy.

<u>Description of the Business</u>
<u>History of the Company, page 12</u>

4.      We have reviewed your response to prior comment 6 and note your disclosoure does not include the following: the total net acres or the total net undeveloped acres corresponding to the gross acreage as disclosed; a description of the types of interests owned, including the figures for working, net revenue and/or royalty interests in the associated leases; and the expiration dates and annual amounts of expiring gross and net undeveloped acreage accompanied by a discussion of the steps and costs, if material, necessary to renew your leases. Please expand your disclosure to fully comply with Item 1208(b) of Regulation S-K.

5.      We have reviewed your response to prior comment 7 and reissue the comment in part. Please expand your disclosure to additionally clarify what percentage of the acreage in Play #7 is currently leased by you.

6.      We note disclosure that the Company has 1520 total gross acres; however, this figure appears inconsistent with the 2080 total gross acres attributed to Plays #2 through #7 on page 12. Please revise your disclosure to resolve this apparent inconsistency or tell us why a revision is not necessary.

Glossary of Oil and Gas Terms as Used in This Offering Circular, page 23

7.  We have reviewed your response to prior comment 11 and note the glossary definition for "Proved Oil and Gas Reserves" appears to be missing a portion of the definition. Please update the definition to include the remainder of the last sentence.

General

8.  We note your response to prior comment 16 and reissue, as your website does not appear to be operational. Please advise.

You may contact Sandra Wall, Petroleum Engineer, at 202-551-4727 or John Hodgin, Petroleum Engineer, at 202-551-3699 if you have questions regarding comments on engineering matters. Please contact Michael Purcell, Staff Attorney, at 202-551-5351 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc:  Nicholas Antaki